[redacted]

13011283

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0012
Expires:	April 30, 2013
Estimated average burden hours per response...	12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48568

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Capital Fund, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
39179
FIRM ID. NO.

433 Metairie Road, Suite 405
(No. and Street)

Metairie	LA	70005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles D. Porter — 504-837-3450
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Charles D. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Capital Fund, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Designated Principal
Title

Notary Public MARY CLARE HARTMAN
LA BAR #01941; N.P.# 42908
MY COMMISSION IS FOR LIFE.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY CAPITAL FUND, INC.

Audits of Financial Statements

December 31, 2012 and 2011

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Auditor's Report

To the Board of Directors
Legacy Capital Fund, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Legacy Capital Fund, Inc. (the Company) which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principals generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Capital Fund, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 21, 2013

LEGACY CAPITAL FUND, INC.
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
Assets		
Receivable from Non-Customer	$ 842,817	$ 25,640
Total Assets	$ 842,817	$ 25,640
Liabilities and Stockholders' Equity		
Liabilities		
Commitments and Contingent Liabilities	$ -	$ -
Stockholders' Equity		
Common Stock - No Par Value		
1,000 Shares Authorized, Issued and Outstanding	8,000	8,000
Retained Earnings	834,817	17,640
Total Stockholders' Equity	842,817	25,640
Total Liabilities and Stockholders' Equity	$ 842,817	$ 25,640

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Investment Banking	$ 2,302,177	$ -
Interest Income	-	13
Total Revenues	2,302,177	13
Expenses		
Professional and Management Services	785,000	-
Other Operating Expenses	-	-
Total Expenses	785,000	-
Net Income (Loss)	$ 1,517,177	$ 13

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2012 and 2011

	Common Stock	Retained Earnings	Total
BALANCE - DECEMBER 31, 2010	$ 8,000	$ 17,627	$ 25,627
Net Income for the Year 2011	-	13	13
Stockholder Distributions	-	-	-
BALANCE - DECEMBER 31, 2011	8,000	17,640	25,640
Net Income for the Year 2012		1,517,177	1,517,177
Stockholder Distributions		(700,000)	(700,000)
BALANCE - DECEMBER 31, 2012	$ 8,000	$ 834,817	$ 842,817

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2012 and 2011

	2012	2011
Subordinated Liabilities - Beginning of Year	$ -	$ -
Increases	-	-
Decreases	-	-
Subordinated Liabilities - End of Year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities		
Net Income	$ 1,517,177	$ 13
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Increase in Receivable from Non-Customer	(817,177)	(13)
Net Cash Provided by Operating Activities	700,000	-
Cash Flows from Financing Activities		
Cash Distributions Paid	(700,000)	-
Net Cash Used in Financing Activities	(700,000)	-
Net Increase in Cash and Cash Equivalents	-	-
Cash and Cash Equivalents, Beginning of Year	-	
Cash and Cash Equivalents, End of Year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Legacy Capital Fund, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions.

Income Taxes

The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its stockholders.

Revenue Recognition

Investment banking fees are recorded on the settlement date basis.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Non-Customer

Receivable from non-customer represents a money market balance in an account with other brokers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company was under the management of Legacy Capital, LLC, a company under common ownership, for 2012 and 2011. Management, professional and other fees paid to Legacy Capital, LLC for the years ended December 31, 2012 and 2011, totaled $785,000 and $-0- respectively.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $825,961, which was $820,961 in excess of its required net capital of $5,000. At December 31, 2011, the Company had net capital of $25,127, which was $20,127 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0 to 1 at December 31, 2012 and 2011.

Note 4. Income Taxes

The Company complies with the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2009 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2012 or 2011.

Note 5. Concentration of Risk

Three of the Company's customers made up all of the investment banking revenue for the year ended December 31, 2012.

Note 6. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, February 21, 2013, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

LEGACY CAPITAL FUND, INC.
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission For the Years Ended December 31, 2012 and 2011

	2012	2011
Net Capital		
Total Stockholders' Equity	**$ 842,817**	$ 25,640
Deductions and/or Charges	**-**	-
Net Capital Before Haircuts on Securities Positions	**842,817**	25,640
Haircuts on Securities	**16,856**	513
Net Capital	**$ 825,961**	$ 25,127
Aggregate Indebtedness	**$ -**	$ -
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	**$ 5,000**	$ 5,000
Excess of Net Capital	**$ 820,961**	$ 20,127
Excess Net Capital at 1000%	**$ 825,961**	$ 25,127
Ratio: Aggregate Indebtedness to Net Capital	**0 to 1**	0 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	**$ 825,961**	$ 25,127
Net Capital Per Above	**$ 825,961**	$ 25,127

LEGACY CAPITAL FUND, INC.
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2012 and 2011, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2012 and 2011, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2012 and 2011, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Auditor's Report on Internal Control

To the Board of Directors
Legacy Capital Fund, Inc.

In planning and performing our audit of the financial statements of Legacy Capital Fund, Inc. (the Company) as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 21, 2013

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
111 Veterans Blvd. | Suite 600
Metairie, LA 70005
504.835.5522 | Fax 504.835.5535
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Legacy Capital Fund, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Legacy Capital Fund, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 21, 2013